Exhibit 99.1

Servotronics, Inc. Appoints New Independent Director

-- Brent D. Baird Joins the Board and Enters into Cooperation Agreement with the Company --

ELMA, N.Y., Feb. 15, 2023 – Servotronics, Inc. (NYSE American – SVT) a designer and manufacturer of servo-control components and other advanced technology products today announced the appointment of Brent D. Baird to the Board and the entry into a Cooperation Agreement between the Company and Mr. Baird. Mr. Baird will serve as a director effective February 16, 2023, with an initial term through the Company’s 2023 Annual Meeting of Shareholders, and the Company has agreed to include Mr. Baird in the Company’s slate of director nominees for election at the 2023 Annual Meeting.

“We are pleased to welcome Brent to the Board,” said Christopher M. Marks, Chair of the Board. “As a significant shareholder and experienced business executive, we believe that he will bring a unique perspective to the boardroom and support the Company’s ongoing efforts to implement its strategic plan and enhance shareholder value.”

As a result of other commitments, Lucion P. Gygax has resigned from the Board effective February 14, 2023. Mr. Marks commented, “Today’s announcement continues the refreshment of our Board which has been ongoing for over a year. I would like to thank Luke for his service to Servotronics and wish him the best in his future endeavors.”

Under the terms of the Cooperation Agreement, Mr. Baird has agreed to customary voting provisions until June 30, 2024, subject to earlier termination in certain circumstances. The Cooperation Agreement will be included as an exhibit to the Company’s current report on Form 8-K, which will be filed with the Securities and Exchange Commission.

About Brent D. Baird

Mr. Baird is a private investor and owns approximately 10.9% of the Company’s common stock. He is the former President and Chief Executive Officer of Merchants Group Inc. and a former general partner of Trubee, Collins & Co., Inc. Mr. Baird served as a director of M&T Bank (NYSE: MTB) from 1983 to 2020 and a director of Todd Shipyards Corporation (NYSE: TOD) from 1992 to 2011. Mr. Baird has significant investment management and corporate governance expertise, having served in numerous executive positions in public and private companies. Mr. Baird holds a Bachelor of Arts with Honors from Williams College.

About Servotronics

Servotronics, Inc. (NYSE American: SVT) is a U.S. advanced manufacturing company serving commercial, government, aerospace, defense, consumer and other markets. The Company is composed of two groups – the Advanced Technology Group (ATG) and the Consumer Products Group (CPG). The ATG primarily designs, develops and manufactures servo controls and other components for various commercial and government applications (i.e., aircraft, jet engines, missiles, manufacturing equipment, etc.). The CPG designs and manufactures cutlery, bayonets, pocket knives, machetes and combat knives, survival, sporting, agricultural knives and other edged products for both commercial and government applications. The Company’s advanced manufacturing and engineering workforce and facilities are located in Western New York, including at Servotronics’ headquarters in Elma, NY. More information is available at Servotronics.com.

IMPORTANT INFORMATION

The Company will file a proxy statement with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of proxies for its annual meeting of shareholders. The Company will furnish the definitive proxy statement to its shareholders. Shareholders are strongly advised to read the proxy statement because it will contain important information from the Company. Shareholders may obtain a free copy of the proxy statement, any amendments or supplements to the proxy statement and other documents that the Company files with the SEC from www.sec.gov or the Company's website at https://servotronics.com/investor-relations/ as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

The Company, its directors, its executive officers and its nominees for election as director may be deemed participants in the Company's solicitation of proxies from shareholders in connection with the matters to be considered at the upcoming annual meeting of shareholders. Information about the Company's directors and executive officers is set forth in (i) the Company's Proxy Statement for its last Annual Meeting of Shareholders, which was filed with the SEC on May 16, 2022, (ii) the Current Report on Form 8-K filed with the SEC on February 15, 2023, each of which are available at the SEC's website at www.sec.gov or the Company's website at https://servotronics.com/investor-relations/. Additional information regarding the interests of participants in the solicitation of proxies in connection with the upcoming annual meeting of shareholders will be included in the definitive proxy statement that the Company will file with the SEC.